FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

CAPITAL BUDGET

Dear Shareholders: Pursuant to the provisions of Article 196 of Law 6,404, of December 15, 1976, amended by Law 9,457, of May 5, 1997, Law 10,303, of October 31, 2001 and Law 11,638, of December 28, 2007, the Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby:

1- Informs the allocation of 2007 Retained Profits (Expansion Reserve and Capital Budget) approved at the 2008 Annual and Extraordinary General Meeting:

The amount of the Company’s 2008 Investment Plan was seven hundred and thirty million reais (R$730,000,000.00) . However, the investment realized by the Company was R$517,140,318.34. From this total, R$135,225,474.73 was from the Expansion Reserve (Article 35 – paragraph 2 of the By-laws) and R$15,025,052.75 from the Capital Budget (Article 196, paragraph 2 of Law 6,404/76). The R$366,889,790.86 difference was borne by the Company’s own resources as well as by funds raised from third-parties.

Said investments were allocated as follows:

- R$225,485,864.02 for opening new stores and purchasing plots of land;

- R$143,014,332.02 for refurbishing the stores; and

- R$148,640,122.30 for infrastructure (IT, Logistics and others).

2- Informs that the Retained Profits for the 2008 fiscal year in the amount of R$85,479,849.17, as described below, shall be used for opening new stores, refurbishing and other investments, according to the 2009 Investment Plan to be approved by the Members of the Board of Directors. The 2009 Investment Plan shall be funded by the proposed Retained Profits as well as by resources generated from the Company’s operations during the fiscal year:

- R$76,931,864.25 – 2008 Retained Profits – Expansion Reserve (Article 35 – paragraph 2 of the By-laws);

- R$8,547,984.92 – 2008 Retained Profits based on capital budget (Article 196 of Law 6,404/76);

This is the proposal we would like to present.

São Paulo, February 26, 2009.

THE BOARD OF EXECUTIVE OFFICERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 15, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.